Exhibit 99.1

Ambow Education Announces Second Half and Full-Year 2022 Financial Results

Unveils Strategy to Lead Emerging Hybrid Education Market

CUPERTINO, California, April 27, 2023 -- Ambow Education Holding Ltd. (NYSE American: AMBO) ("Ambow" or the "Company"), a technology-driven educational company with primary operations in the United States, today announced its financial and operating results for the second half1 and full fiscal year2, ended December 31, 2022.

“During the second half of 2022, we completed the sale of our overseas assets and transitioned our business operations to the U.S. where we introduced HybriU, our industry-leading hybrid learning platform designed to tackle the challenges of the new education paradigm,” said Dr. Jin Huang, Ambow’s President, Chief Executive Officer and acting Chief Financial Officer. “We believe that HybriU brings the education industry its first fully integrated, interactive, online and offline instruction platform. This places Ambow at the cutting edge of a game-changing transition toward hybrid learning with HybriU’s ability to facilitate borderless education opportunities by removing historical barriers between online and offline, languages and regions, as well as academia and industry.

“In 2023, we will continue to build out our U.S. operations by expanding our sales network to establish strategic partnerships with top-tier educational institutions and leading corporations, with a primary focus on the rapidly growing higher education market. While we work diligently to deploy our innovative technology, we maintain solid cash resources of approximately US$7.7 million as of December 31, 2022. As always, we remain committed to creating sustainable, long-term value for all our stakeholders as we leverage our expertise in the education industry to take us into our next phase of growth,” concluded Dr. Huang.

Ambow Provides Update on Strategic Operations in the U.S. with New HybriU Platform

Ambow is wholly dedicated to offering connective technology that can dramatically decrease the historical barriers between online and offline education, languages, regions, academia and industry. During the second half of 2022, the Company transitioned its business to an exclusive focus on operations in the U.S., powered by its HybriU education technology platform. HybriU’s first-to-market, patented technology solutions are ideally positioned to meet the rapidly growing global demand for higher education and workforce training. As the education market begins to grow beyond purely online and offline models of learning, HybriU’s advanced platform capabilities place Ambow at the forefront of the global education market’s transition toward a hybrid learning model.

1 Financial results for the second half of 2022 have not been audited or reviewed by the Company’s independent registered accounting firm.

2 Financial results for the full fiscal year ended December 31, 2022 have been audited by the Company’s independent registered accounting firm.

Designed to address the specific needs of colleges, universities and corporations across the world, HybriU empowers these institutions to convert traditional teaching and training facilities into hybrid classrooms and laboratories in a scalable, affordable manner. The platform provides instant AI translation, simultaneous content creation and SaaS-based right-fit IT solutions. To date, HybriU has been deployed at Ambow’s fully owned and operated U.S.-based schools, providing case studies in success for Ambow’s potential scope and reach.

Ambow is targeting deployment of its HybriU solution in large U.S. markets such as leading colleges, universities and corporations, and particularly those that have historically relied on offline instruction and training. This includes top-tier universities that wish to make their courses available to audit students, as well as smaller colleges that need to increase their enrollment through out-of-state and international students. In addition, the Company is seeking to deploy HybriU in industry-leading corporations, helping to connect the global workforce with regional or international offices, outside trainers, or academic institutions.

Ambow believes HybriU’s connective technology will be invaluable in decreasing the traditional barriers that have existed between students and employees from different regional and linguistic backgrounds, and that it will help to facilitate a global transition toward hybrid education and training, where Ambow is ideally positioned to lead this growing revolution.

Fourth Quarter 2022 Financial Highlights

•	Net revenues from continuing operations in the fourth quarter of 2022 were RMB 22.6 million (US$ 3.3 million), compared with RMB 29.7 million (US$ 4.7 million) in the same period of 2021. The decrease was primarily driven by lower student enrollment.

•	Gross loss from continuing operations in the fourth quarter of 2022 was RMB 5.2 million (US$ 0.8 million), compared with gross profit of RMB 2.0 million (US$ 0.3 million) in the same period of 2021. Gross profit margin was negative 23.2%, compared with positive 6.8% in the fourth quarter of 2021. The decrease in gross profit was mainly attributable to the decrease in net revenues due to lower student enrollment during the period.

•	Operating expenses from continuing operations in the fourth quarter of 2022 decreased by 79.8% to RMB 5.2 million (US$ 0.8 million) from RMB 25.7 million (US$ 4.0 million) in the same period of 2021. The decrease was primarily due to stringent expense controls to improve operating efficiency, primarily driven by decreased rental expense associated with college campus during the period.

•	Operating loss from continuing operations in the fourth quarter of 2022 improved to RMB 10.4 million (US$ 1.5million), compared with a loss of RMB 23.6 million (US$ 3.7 million) in the same period of 2021.

•	Net loss attributable to the Company’s ordinary shareholders from continuing operations improved to RMB 6.1 million (US$ 0.9 million), or RMB 0.12 (US$ 0.02) per basic and diluted share, compared with a loss of RMB 23.2 million (US$ 3.7 million), or RMB 0.50 (US$ 0.08) per basic and diluted share, in the same period of 2021.

Full Fiscal Year 2022 Financial Highlights

•	Net revenues from continuing operations in fiscal year 2022 decreased by 9.8% to RMB 102.4 million (US$ 14.8 million) from RMB 113.5 million (US$ 17.8 million) in 2021. The decrease was primarily driven by lower student enrollment.

•	Gross loss from continuing operations in fiscal year 2022 was RMB 0.6 million (US$ 0.1 million), decreasing from gross profit of RMB 12.4 million (US$ 1.9 million) in 2021. The decrease in gross profit was mainly attributable to the decrease in net revenues due to lower student enrollment.

•	Operating expenses from continuing operations in fiscal year 2022 decreased by 3.7% to RMB 64.9 million (US$ 9.4 million) from RMB 67.4 million (US$ 10.6 million) in 2021. The decrease was primarily attributable to lower selling and marketing expense due to decreased marketing activities as the Company transitioned its business operations to the U.S., and the enactment of strict expense control measures. The decrease was partially offset by increased general and administrative expense due to the grant of restricted shares to senior management, as well as the impairment loss during the period.

•	Operating loss from continuing operations in fiscal year 2022 was RMB 65.4 million (US$ 9.5 million), compared to an operating loss of RMB 55.0 million (US$ 8.6 million) in 2021.

•	Net loss attributable to the Company’s ordinary shareholders from continuing operations was RMB 63.8 million (US$ 9.3 million), or RMB 1.29 (US$ 0.19) per basic and diluted share, compared with a loss of RMB 42.6 million (US$ 6.7 million), or RMB 0.91 (US$ 0.14) per basic and diluted share in 2021.

•	As of December 31, 2022, Ambow maintained strong cash resources of RMB 52.9 million (US$ 7.7 million), comprised of cash and cash equivalents of RMB 22.8 million (US$ 3.3 million) and restricted cash of RMB 30.1 million (US$ 4.4 million).

Subsequent Events

On February 28, 2023, the Company consummated a private placement of ordinary shares and an accompanying warrant to an institutional investor, generating total proceeds of US$ 2.0 million. The warrant is exercisable upon issuance and has a three-year term from the exercise date. The exercise price of the warrant is US$0.80 per share. As of the date hereof, the warrant had not been issued.

On January 19, 2023, the New England Commission of Higher Education (“NECHE”) informed Bay State College (“BSC”) of its intention to withdraw BSC's accreditation as of August 31, 2023. We have filed an appeal for the decision. On March 20, 2023, the appeal panel of NECHE affirmed NECHE's decision to withdraw. Without NECHE accreditation, Bay State College will not be able to disburse Title IV funding to its students for classes after August 2023, and will not be able to disburse VA funding to its students for classes after Spring semester ends.

As part of Ambow’s strategic initiatives, the Company expects its future growth to be powered by the integration of its Hybri-U learning platform within higher-education institutions and corporate learning markets that it is targeting across the U.S.

Exchange Rate Information

This announcement contains conversions of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all amounts converted from RMB to U.S. dollars for the third quarter is based on the effective exchange rate of 7.1135 as of September 30, 2022; all amounts converted from RMB to U.S. dollars for the fourth quarter and fiscal year of 2022 are based on the effective exchange rate of 6.8972 as of December 30, 2022.The exchange rates were according to the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Fluctuations in financial highlights are based on RMB amounts.

About Ambow

Ambow Education Holding Ltd. is a technology-driven educational company with primary operations in the United States. Through the operation of its for-profit colleges and dynamic patented open platform technology, Ambow offers high-quality, individualized, and dynamic career education services and products.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. These forward- looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Ambow and the industry. All information provided in this press release is as of the date hereof, and Ambow undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Ambow believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information, please contact:

Ambow Education Holding Ltd.

Email: ir@ambow.com

Rasky Partners | Media

jgriffin@rasky.com

The Piacente Group | Investor Relations

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: ambow@tpg-ir.com

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,		As of December 31,
	2022		2021
	US$	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	3,308	22,819	26,753
Restricted cash	4,362	30,084	-
Accounts receivable, net	1,983	13,679	11,961
Prepaid and other current assets	6,171	42,560	6,261
Current assets of discontinued operations	-	-	335,135
Total current assets	15,824	109,142	380,110
Non-current assets:
Property and equipment, net	276	1,906	2,654
Intangible assets, net	537	3,703	7,790
Operating lease right-of-use asset	6,909	47,653	146,732
Other non-current assets	1,970	13,587	18,832
Non-current assets of discontinued operations	-	-	414,044
Total non-current assets	9,692	66,849	590,052

Total assets	25,516	175,991	970,162

LIABILITIES
Current liabilities:
Short-term borrowings	3,029	20,894	103
Deferred revenue	-	-	5,403
Accounts payable	2,393	16,505	18,143
Accrued and other liabilities	3,737	25,773	17,738
Income taxes payable, current	528	3,645	3,337
Operating lease liability, current	2,218	15,299	27,584
Current liabilities of discontinued operations	-	-	526,345
Total current liabilities	11,905	82,116	598,653
Non-current liabilities:
Operating lease liability, non-current	5,744	39,616	123,804
Non-current liabilities of discontinued operations	-	-	101,023
Total non-current liabilities	5,744	39,616	224,827

Total liabilities	17,649	121,732	823,480

EQUITY
Preferred shares
(US$ 0.003 par value; 1,666,667 shares authorized, nil issued and outstanding as of December 31, 2021 and 2022)	-	-	-
Class A Ordinary shares
(US$ 0.003 par value; 66,666,667 and 66,666,667 shares authorized; 41,973,276 and 47,419,109 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	131	903	795
Class C Ordinary shares
(US$ 0.003 par value; 8,333,333 and 8,333,333 shares authorized; 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	13	90	90
Additional paid-in capital	515,182	3,553,315	3,545,955
Statutory reserve	-	-	3,837
Accumulated deficit	(508,757)	(3,509,002)	(3,415,771)
Accumulated other comprehensive income	1,298	8,953	11,291
Total Ambow Education Holding Ltd.’s equity	7,867	54,259	146,197
Non-controlling interests	-	-	485
Total equity	7,867	54,259	146,682
Total liabilities and equity	25,516	175,991	970,162

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(All amounts in thousands, except for share and per share data)

	For the three months ended September 30,			For the three months ended December 31,
	2022	2022	2021	2022	2022	2021
	US$	RMB	RMB	US$	RMB	RMB
NET REVENUES
Educational program and services	2,351	16,727	16,916	3,274	22,582	29,688
COST OF REVENUES
Educational program and services	(4,232)	(30,101)	(23,796)	(4,033)	(27,815)	(27,665)

GROSS LOSS	(1,881)	(13,374)	(6,880)	(759)	(5,233)	2,023
Operating expenses:
Selling and marketing	(283)	(2,012)	(4,477)	(95)	(656)	(8,009)
General and administrative	(1,201)	(8,543)	(9,670)	(655)	(4,520)	(17,648)
Impairment loss	(637)	(4,534)	-	-	-	-
Total operating expenses	(2,121)	(15,089)	(14,147)	(750)	(5,176)	(25,657)

OPERATING LOSS	(4,002)	(28,463)	(21,027)	(1,509)	(10,409)	(23,634)

OTHER INCOME (EXPENSES)
Interest (expenses) income	(34)	(239)	359	1	7	829
Foreign exchange (loss) gain, net	-	(1)	(1)	-	2	(1)
Other (expenses) income, net	(33)	(235)	(315)	661	4,556	(750)
Gain on forgiven PPP loan	-	-	9,305	-	-	-
Total other (expenses) income	(67)	(475)	9,348	662	4,565	78

LOSS BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	(4,069)	(28,938)	(11,679)	(847)	(5,844)	(23,556)
Income tax benefit (expenses)	1	8	3,322	(33)	(231)	316

LOSS FROM CONTINUING OPERATIONS	(4,068)	(28,930)	(8,357)	(880)	(6,075)	(23,240)
(Loss) Income from and on sale of discontinued operations, net of income tax	(923)	(6,563)	39,947	4,794	33,066	(13,938)

NET (LOSS) INCOME	(4,991)	(35,493)	31,590	3,914	26,991	(37,178)
Less: Net loss attributable to noncontrolling interests from continuing operations	-	-	-	-	-
Less: Net loss attributable to noncontrolling interests from discontinued operations	(35)	(250)	(302)	(29)	(202)	(177)

NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS FROM CONTINUING OPREATIONS	(4,068)	(28,930)	(8,357)	(880)	(6,075)	(23,240)
NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS FROM DISCONTINUED OPREATIONS	(888)	(6,313)	40,249	4,823	33,268	(13,761)

NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(4,956)	(35,243)	31,892	3,943	27,193	(37,001)

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX
Foreign currency translation adjustments	(278)	(1,979)	147	104	720	(440)
Unrealized (loss) gain on short term investments	-	-	(382)	-	-	60
Other comprehensive (loss) income	(278)	(1,979)	(235)	104	720	(380)

TOTAL COMPREHENSIVE (LOSS) INCOME	(5,269)	(37,472)	31,355	4,018	27,711	(37,558)

Net loss from continuing operations per share – basic and diluted	(0.08)	(0.56)	(0.18)	(0.02)	(0.12)	(0.50)
Net (loss) income from discontinued operations per share – basic and diluted	(0.02)	(0.12)	0.86	0.09	0.64	(0.29)

Weighted average shares used in calculating basic and diluted net (loss) income per share	52,110,948	52,110,948	46,660,948	52,127,524	52,127,524	46,673,494

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2022	2022	2021
	US$	RMB	RMB
NET REVENUES
Educational program and services	14,840	102,352	113,534
COST OF REVENUES
Educational program and services	(14,924)	(102,933)	(101,138)

GROSS (LOSS) PROFIT	(84)	(581)	12,396
Operating expenses:
Selling and marketing	(1,487)	(10,256)	(19,968)
General and administrative	(7,260)	(50,074)	(47,436)
Impairment loss	(657)	(4,534)	-
Total operating expenses	(9,404)	(64,864)	(67,404)

OPERATING LOSS	(9,488)	(65,445)	(55,008)

OTHER INCOME (EXPENSES)
Interest (expenses) income	(101)	(698)	1,515
Other income (expenses), net	500	3,451	(1,657)
Loss on disposal of subsidiaries	(163)	(1,124)	-
Gain on forgiven PPP loan	-	-	9,305
Total other income	236	1,629	9,163

LOSS BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	(9,252)	(63,816)	(45,845)
Income tax benefit	-	-	3,220

LOSS FROM CONTINUING OPERATIONS	(9,252)	(63,816)	(42,625)
(Loss) Income from and on sale of discontinued operations, net of income tax	(5,056)	(34,871)	44,629

NET (LOSS) INCOME	(14,308)	(98,687)	2,004
Less: Net loss attributable to noncontrolling interests from continuing operations	-	-	-
Less: Net loss attributable to noncontrolling interests from discontinued operations	(235)	(1,619)	(998)

NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS FROM CONTINUING OPREATIONS	(9,252)	(63,816)	(42,625)
NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS FROM DISCONTINUED OPREATIONS	(4,821)	(33,252)	45,627

NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(14,073)	(97,068)	3,002

OTHER COMPREHENSIVE LOSS, NET OF TAX
Foreign currency translation adjustments	(339)	(2,338)	(711)
Unrealized loss on short term investments	-	-	(99)
Other comprehensive loss	(339)	(2,338)	(810)

TOTAL COMPREHENSIVE (LOSS) INCOME	(14,647)	(101,025)	1,194

Net loss from continuing operations per share – basic and diluted	(0. 19)	(1. 29)	(0.91)
Net (loss) income from discontinued operations per share – basic and diluted	(0.10)	(0.67)	0.98

Weighted average shares used in calculating basic and diluted net (loss) income per share	49,458,266	49,458,266	46,654,853